ALLIED GOLD MINING PLC

Allied Gold Mining Plc
Registered Number 7553802 (UK)

Corporate Office:
Building 23, 2404 Logan Road
Eight Mile Plains, Qld, 4113, Australia
PO Box 4816, Eight Mile Plains, Qld, 4113
Tel +61 7 3252 5911 Fax +61 7 3252 3552

24 January 2012

ACTIVITIES REPORT FOR DECEMBER QUARTER 2011

- ***Group production for 3 months (31,181 ounces) and 12 months (108,338 ounces)***
  - ***Guidance of 180,000 ounces pa production in 2012 reaffirmed***

Allied Gold Mining Plc ("Allied" or "the Company") provides the following summary and overview of its activities for the quarter ended 31 December 2011.

Production Summary Simberi, Papua New Guinea

- Production for the 3 months - 12,387 oz at Gross cash cost of US$1108/oz
- Production for the 12 months - 57,284 oz at Gross cash cost of US$979/oz
- Targeting 16,000oz to 18,000oz in March 2012 quarter and 75,000oz in 2012

Production Summary Gold Ridge, Solomon Islands

- Production for the 3 months - 18,794 oz at Gross cash cost of US$1319/oz
- Production for the 12 months - 51,054 oz at Gross cash cost of US$1224/oz
- Targeting 23,000oz to 25,000oz in March 2012 quarter and 105,000oz in 2012

Financial Highlights

- Average realized gold price of US$1,695 per ounce, up 24% year on year
- EBITDA of US$9.1 m for the December quarter
- Operational cash flow of US$23.5 million
- Cash at bank of US$21 million at 31 December 2011
- On 5 January 2012, US$80 million gold loan used to repay US$55m in borrowings

Corporate

- Johan Oelofse appointed as Chief Operations Officer
- Allied shares admitted to FTSE 250 Index and the MCSI UK Small Cap index
- Allied shares admitted to the S&P/ASX 300 Index in Australia

Frank Terranova, Chief Executive Officer and Managing Director of Allied, commented:
"2011 has been a year of mixed fortunes for the Company. During 2011 we redeveloped and recommenced production at Gold Ridge, battled with mechanical issues at both sites and still produced over 108,000 ounces of gold. 2012 will be an exciting year for Allied as we look to initiate a number of new projects to improve recoveries, increase efficiencies on site and in general reduce cash costs. Gold Ridge continues to ramp up production and subsequently as this continues the cash costs will naturally reduce towards our target of US$850/oz by the end of 2012. At Simberi 2012 will see a marked improvement in key indicators with the operational expansion to be completed, thereby increasing our production levels as well as investments in fuel initiatives to help lower costs and increase reliability."

For further information please contact:

Allied Gold Mining Plc (Investor and Media) - Simon Jemison,	+61 418 853 922
RBC Capital Markets (Corporate Brokers) - Stephen Foss / Matthew Coakes / Daniel Conti	+44 (0) 207 653 4000
Oriel Securities (Joint Corporate Broker) - Jonathan Walker / Michael Shaw	+44 (0) 207 710 7600
Buchanan (Financial PR Advisor) - Bobby Morse / James Strong / Cornelia Browne	+44 (0) 207 466 5000

ABOUT ALLIED GOLD MINING PLC

Allied Gold is a Pacific Rim gold producer, developer and exploration company listed on the London Stock Exchange's Main Market (ALD), Toronto Stock Exchange (ALD) and the Australian Securities Exchange (ALD). It owns 100% of the Simberi gold project, located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG, and has a 100% interest Gold Ridge gold project, located on Guadalcanal Island in the Solomon Islands. Allied Gold has resources of 8.6Moz inclusive of 3.4Moz of reserves and an extensive exploration programme is underway. The Company is rapidly ramping up production and targeting a run rate of 200,000oz CY 2012.

Conference call – 9am London, UK Time Tuesday 24th January

Allied Gold will host a conference call on Tuesday 24th January at 9 am, (London, UK time) to update investors and analysts on its quarterly results. Participants may join the call by dialing one of the following numbers, approximately 10 minutes before the start of the call.

From UK: (toll free) 0800 368 1895
From Australia: (toll free) **1800 190 490**
From US: (toll free) 1866 928 6049
From Canada: (toll free) 1866 561 8617
From rest of world: + 44 20 3140 0693

Participant pass code: 863166#

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located. Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

Competent Person

The information in this announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Reporting Periods and Reporting Currency

As part of the Company's admission in July 2011 to the LSE's Main Market, Allied Gold's annual balance date is 31 December, hence the December quarter is its fourth quarter results. The functional currency of the Company is United States dollars ("US$") and results in this report are presented in United States dollars ("US$") unless stated otherwise.

The Company has classified itself as a designated foreign issuer for Canadian reporting purposes .

GROUP OPERATIONS SUMMARY

Review of Group operations

		Mar Q 2011	Jun Q 2011	Sep Q 2011	Dec Q 2011	Jan-Dec 2011	Dec Q 2010	Jan – Dec 2010
Gold Production	Ounces	12,728	28,344	36,085	31,181	**108,338**	18,921	**69,974**
Gold Sales	Ounces	16,034	21,281	31,034	25,927	**94,277**	16,621	**64,147**
Gross Cash Costs	US$/oz	969	822	1,104	1,235	**1,078**	621	**636**
Net Cash Costs	US$/oz	1,020	860	1,148	1,283	**1,123**	652	**666**
Total Costs	US$/oz	1,353	1,130	1,451	1,634	**1,408**	863	**861**
Average Realised Gold Price	US$/oz	1,381	1,518	1,751	1,695	**1,620**	1,370	**1,218**

Unaudited in US$000's	Mar Q 2011	Jun Q 2011	Sep Q 2011	Dec Q 2011	Jan-Dec 2011	Dec Q 2010	Jan Dec 2010
Revenue	23,640	23,033	54,731	45,001	**146,404**	22,347	**80,948**
Depreciation	1,215	5,097	11,116	11,178	**28,607**	6,004	**19,494**
EBITDA	3,662	840	17,138	9,133	**30,773**	15,045	**63,973**
Net Profit	1,647	(4,635)	3,840	(4,854)	**(4,003)**	8,933	**45,152**
Basic earnings per share (cents)	0.95	(2.34)	1.92	(2.48)	**(1.95)**	5.15	**26.05**
Capital expenditure	(24,674)	(35,470)	(36,066)	(27,508)	**(123,718)**	(51,297)	**(172,438)**
Cash and cash equivalents	17,513	83,076	48,548	21,531	**21,531**	39,194	**39,194**
Gold on hand at period end	1,766	2,835	11,169	17,734	**17,734**	2,770	**2,770**

[1] *EBITDA, cash costs, capital expenditure and gold on hand at end of period are not EU-IFRS terms. Please refer definition of Non EU-IFRS financial measures at the end of this report for details on the computation of these measures.*
[2] *Revenue, EBITDA, net profit and basic earnings per share for the March and June quarters do not include any results from the Gold Ridge operations as those operations were in the development phase during those quarters and all revenues and costs were capitalized.*

Gold production for the quarter ended 31 December 2011 of 31,181 ounces was within the guidance issued by the Company. Production for the quarter was adversely affected by ball mill failure at the Simberi operations, resulting in the loss of 25 days production in October.

Cash costs for the quarter and for the year are reflective of the largely fixed costs at both Simberi and Gold Ridge being spread over lower average rates of production than the forecast life of mine averages for each site.

Revenue for the quarter was adversely impacted by approximately 8,900 ounces of gold in transit or at refinery as at 31 December 2011. This resulted in approximately US$17.7 million of revenue and related cash receipts as well as approximately US$4.2 million in gross margin and EBITDA being deferred until January 2012 with approximately US$4.2 million in gross margin and EBITDA also being deferred until January 2012.

For the year ended 31 December 2011 the lower rates of production were principally due to the following factors:

1. The loss of a total of 59 days production at Simberi due to a faulty valve in the tailings discharge system in April 2011 (34 days of production lost) and a failure of the ball mill in October 2011 (25 days of production lost). The 59 days of lost production equated to approximately 11,446 ounces of production and related revenue foregone during 2011.

2. Slower than expected ramp up by the Gold Ridge operations.

MINE SITE SUMMARY

Simberi (Papua New Guinea)

Production Metrics Quarterly Performance

		Mar Q 2011	Jun Q 2011	Sep Q 2011	Dec Q 2011	Jan-Dec 2011	Dec Q 2010	Jan – Dec 2010
Ore	t	423,513	605,366	569,049	513,805	**2,111,733**	655,,288	**2,241,526**
Waste	t	568,001	402,130	318,172	596,313	**1,884,616**	528,031	**1,491,093**
Total Mined	t	991,514	1,007,497	887,221	1,110,118	**3,996,349**	1,183,319	**3,732,619**
Milled	t	368,791	563,331	528,702	420,883	**1,881,706**	583,031	**2,137,139**
Grade	g/t	1.03	1.14	1.07	1.06	**1.08**	1.14	**1.16**
Recovery	%	89.4%	87.5%	87.2%	86.7%	**87.6%**	88.5%	**88.9%**
Gold Produced	oz	10,867	18,131	15,899	12,387	**57,284**	18,921	**69,974**
Gold Sold	oz	16,034	15,005	15,337	8,841	**55,216**	16,621	**64,147**
Gold Price US$	/oz	1,381	1,518	1,751	1,695	**1,571**	1,370	**1,218**

Cost Metrics Quarterly Performance (*all amounts in US$/ounce)*

	Mar Q 2011	Jun Q 2011	Sep Q 2011	Dec Q 2011	Jan-Dec 2011	Dec Q 2010	Jan – Dec 2010
Mining	283	214	283	396	285	196	**162**
Milling	504	379	468	523	459	366	**339**
Administration	359	253	333	420	332	196	**168**
Inventory	(176)	(24)	(20)	(231)	(96)	(138)	(33)
Gross Cash Cost	**969**	**822**	**1,065**	**1,108**	**979**	**621**	**636**
Royalties	45	28	37	28	34	27	**25**
Refining & Transport	6	10	4	10	8	4	**4**
Net Cash Cost	**1,020**	**860**	**1,106**	**1,146**	**1,021**	**652**	**666**
Depreciation & amortisation	332	270	319	377	**319**	211	**195**
Total Cost	**1,353**	**1,130**	**1,425**	**1,523**	**1,339**	**863**	**861**

Gold Ridge (Solomon Islands)

Production Metrics Quarterly Performance

		Mar Q 2011	Jun Q 2011	Sep Q 2011	Dec Q 2011	Jan-Dec 2011	Dec Q 2010	Jan – Dec 2010
Ore	t	166,737	293,584	566,829	453,125	**1,480,275**	80,628	**80,628**
Waste	t	586,784	1,069,133	801,430	838,554	**3,295,901**	341,183	**470,140**
Total Mined	t	753,521	1,362,717	1,368,259	1,291,679	**4,776,176**	421,811	**550,768**
Milled	t	54,982	416,694	459,990	446,204	**1,377,870**	-	**-**
Grade	g/t	1.32	1.19	1.98	1.81	**1.66**	-	**-**
Recovery	%	69.8%	63.9%	69.7%	72.0%	**68.7%**	-	**-**
Gold Produced	oz	1,861	10,213	20,186	18,794	**51,054**	-	**-**
Gold Sold	oz	-	6,276	15,698	17,086	**39,060**	-	**-**
Gold Price US$	/oz	-	1,518	1,751	1,695	**1,689**	-	**-**

Cost Metrics Quarterly Performance (*all amounts in US$/ounce)*

	Mar Q 2011	Jun Q 2011	Sep Q 2011	Dec Q 2011	Jan-Dec 2011	Dec Q 2010	Jan – Dec 2010
Mining	-	-	244	328	284	-	-
Milling	-	-	541	644	591	-	-
Administration	-	-	269	424	344	-	-
Inventory	-	-	81	(77)	5	-	-
Gross Cash Cost	**-**	**-**	**1,135**	**1,319**	**1,224**	**-**	**-**
Royalties	-	-	22	25	23	-	-
Refining & Transport	-	-	25	29	27	-	-
Net Cash Cost	**-**	**-**	**1,182**	**1,373**	**1,274**	**-**	**-**
Depreciation & Amortisation	-	-	290	334	**311**	-	-
Total Cost	**-**	**-**	**1,472**	**1,707**	**1,585**	**-**	**-**

SIMBERI (Papua New Guinea) – December 2011 quarterly commentary


Ozs
Simberi Gold Production
Q3 vs Q4
17,000
16,000
15,000
14,000
13,000
12,000
11,000
10,000
9,000
8,000
15,899.0
(3,242.0)
(194.0)
(76.0)
12,387.0
Gold Produced Q3
Tonnes Treated
Grade
Recovery
Gold Produced Q4


USD/Oz
Simberi Gross Cash Cost
Q3 vs Q4
1,400
1,300
1,200
1,100
1,000
900
800
1,065.0
106.0
50.0
82.0
16.0
(211.0)
1,108.0
Cash Cost Q3
Mining
Processing
Admin
FX
Inventory
Cash Cost Q4

Simberi December quarter performance - Simberi produced 12,387 ounces for the December quarter which was within the range of production volumes previously issued as guidance to the market. This was 3,512 ounces below the 15,899 ounces produced in the September quarter due primarily to lower tonnes milled as a direct consequence of 25 days of lost production in October caused by repairs to the Ball Mill. If not for the lost down time due to repair, production would have been approximately 4,833 ounces higher.

Gross cash costs for the December 2011 quarter were higher at US$1,109/oz compared to US$1,065/oz in the September 2011 quarter. Higher cash costs for mining, processing and administration were due primarily to the largely fixed cost base being allocated over a lower volume of production.

The December production of 6,377 ounces and gross cash costs of US$864/oz for Simberi confirm the achievability of the targeted gross cash costs of approximately US$850/oz in 2012. Fuel/energy saving initiatives (reduction of US$30-$50/oz) and greater efficiencies derived from an increase in the run rate to 100,000 oz pa are expected to be realized later in 2012.

Simberi 12 months performance - For the twelve months to 31 December 2011, Simberi production of 57,284 ounces was 12,716 ounces below our original guidance at the beginning of 2011 , mainly as a result of lower milling volumes. The lower milling volumes were due to the following factors:

- 34 days of lost production (approximately 6,622 ounces of production) in March and April 2011 due to repairs to the Simberi tailing disposal tank and system. 25 days of lost production (approximately 4,833 ounces) in October 2011 due to the ball mill failure.
- Unusually wet weather in August and September 2011 impeding access to higher grade pits and restricting the ability to blend ore.


Ozs
Simberi Gold Production
2010 vs 2011
75,000
70,000
65,000
60,000
55,000
50,000
45,000
40,000
69,974.0
(8,363.0)
(3,468.0)
(859.0)
57,284.0
Gold Produced 2010
Tonnes Treated
Grade
Recovery
Gold Produced 2011


Simberi Gross Cash Cost
2010 vs 2011
1,100
1,000
900
800
700
600
500
400
636.0
83.0
81.0
108.0
134.0
(63.0)
979.0
Cash Cost 2010
Mining
Processing
SGA
FX
Inventory
Cash Cost 2011

Higher cash costs for mining, processing and administration were due primarily to the largely fixed cost base being allocated over a lower volume of production for the reasons described above.

Projects - Simberi Oxide Expansion and Energy Initiatives

Completion of the Simberi oxide processing circuit expansion from 2.0 Mtpa to 3.5 Mtpa continues to be forecast in the September quarter of 2012. The majority of engineering design and civil works preparation has been accomplished.

As at 31 December 2011 Allied had spent US$15.5 million on design, engineering, civil works and ordering of long lead items. The Company expects to expend a further US$26 million in 2012. The Simberi expansion also includes installation of a cyanide destruction unit associated with the tailings disposal system, which was not in the original scope of works.

A semi autogenous grinding (SAG) mill and thickener are on site at Simberi. Allied has the fleet of haulage trucks on site to support the expansion. The major long lead item awaiting delivery is the ore reclaimer which is expected be delivered to site in approximately 14 weeks.

Diesel costs at Simberi are approximately US$1.15 per litre, with power generating costs for processing approximately US$118/oz in the December quarter. As part of lowering operating costs and installing energy source for the long term, Simberi will transition from diesel fuel generation to heavy fuel oil (HFO) during mid 2012 to take advantage of the 30% 'price differential' between the landed cost of diesel and HFO. This is expected to reduce the cost of power generation by US$30-50/oz based on current market prices.

Installing HFO at Simberi is estimated to cost approximately US$20 million, including the purchase of generator sets, storage tanks and associated infrastructure. Of the US$20 million, approximately US$1.9 million had been expended at the end of the December quarter with the remaining US$18 million forecast to be expended in the June half year of 2012.

Projects - Simberi Sulphide Study

Resource drilling and study work continues on the Simberi sulphides with a new resource estimate expected in June 2012 prior to the finalisation of a Bankable Feasibility Study (BFS) due in the September quarter 2012.

The Company already has one million ounces of Simberi sulphides in reserves. One of the key objectives of the BFS is to ensure the technical parameters of the probable roaster technology are fully understood and that the capital cost associated are confirmed. It is anticipated that the BFS will conclude with a scope for a 2.5 Mtpa roaster producing 130,000-150,000ozpa over a 7–10 year period. The possible sulphide development would occur mid-decade once sufficient volumes of the oxide cap at Simberi have been processed.

Outlook for Simberi

For the March 2012 Quarter, production at Simberi is expected to be between 16,000 ounces and 18,000 ounces whilst the plant expansion activities continue.

The aerial rope conveyor will be taken offline for approximately three weeks in February to allow for replacement of the conveyor belt. Ore stockpiles to allow uninterrupted milling during this period were established during the December quarter.

GOLD RIDGE (Solomon Islands) - December 2011 quarterly commentary


Ozs
Gold Ridge Gold Production
Q3 vs Q4
22,000
20,000
18,000
16,000
14,000
12,000
20,186.0
(605.0)
(1,432.0)
645.0
18,794.0
Production Q3
Tonnes Treated
Grade
Recovery
Production Q4


USD/Oz
Gold Ridge Gross Cash Cost
Q3 vs Q4
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
1,135.0
73.0
82.0
136.0
51.0
(158.0)
1,319.0
Gross Cash Cost Q3
Mining
Processing
Admin
FX
Inventory
Gross Cash Cost Q4

Gold Ridge December quarter performance - Production at Gold Ridge for the December quarter was 18,794 ounces which was within previously issued production guidance for the quarter. This was 1,992 ounces below the 20,186 ounces produced in the September quarter due primarily to the treatment of lower grade remnant ore material from the Valehaichichi pit pending completion of construction of access roads into the Dawsons and Kupers pits.

Plant throughput of 446,204 tonnes for the quarter was approximately 71% of nameplate capacity. Throughput was adversely impacted by 3 days of lost production due to the acceleration of a mill reline in December. If not for the lost down time due to repair, production would have been approximately 882 ounces higher.

A review in December by the Group's newly appointed GM Operations of the Gold Ridge crushing, conveying and processing circuits has identified several areas for improvement. Inefficiencies at the feedhopper and crusher setup have led to inconsistent feed into the SAG mill which led to the 71% mill throughput rate during the quarter.

Some immediate improvements to the process, including enhanced supervision of the hopper area and also more direct tipping by trucks into the hopper, have lifted the feed rate back towards 80% in recent weeks. The Company continues to refine blending and assess other initiatives to optimise consistent feed to the processing circuit.

Minor modifications are also being undertaken to leach kinetics by optimising the oxygen addition to the leach tanks and by increasing throughput through the Knelson Concentrator gravity system. Recoveries for the month of December improved to 76%, closer to the expected life of mine production rates.

During the December quarter construction of the haul roads required to access the Kupers and Dawson pits was accelerated. Access to these pits will provide more flexibility and optimise ore blending strategies.

Gross cash costs of US$1,319/oz for the December quarter reflect the spreading of Gold Ridge's largely fixed costs over production volumes that were approximately seventy five per cent of the expected annual run rate of 105,000 ounces production for Gold Ridge.

Costs for the quarter also reflect approximately US$2.5 million of write-offs in materials carried forward from the construction phase that are no longer required by operations. These write offs represent approximately US$138 per ounce and are reflected in the increase in administration costs (SGA).

The slightly higher processing costs for the December quarter primarily reflect increased maintenance costs related to a mill reline that was undertaken in December. As the mill reline required the shutdown of the processing plant for three days the opportunity was taken to accelerate preventative maintenance programs.

In addition, the current cost structures at Gold Ridge reflect the fact that operations remain in a ramp up phase with personnel numbers in particular being higher than those anticipated once operations stabilise. As production increases to the life of mine rate of 100,000 to 110,000 oz per annum, cash costs will reduce towards the targeted gross cash cost of US$850 per ounce.

Project - Gold Ridge Energy Saving Initiatives

Energy is a major cost for Gold Ridge and the Solomon Islands. The country is reliant on diesel for its domestic power generation, and the landed cost of diesel is approximately US$1.40 a litre.

At Gold Ridge, the Company has 14 MW of installed diesel generation through a hire-agreement with Aggreko. In total over the year energy costs accounted for approximately 20% of Gold Ridge's total operating costs.

The Solomon Government and the World Bank/International Finance Corporation have called for tenders on the development by mid-decade of a hydro power project at Tina River, approximately 15 kilometres from Gold Ridge.

The Company fully supports the scheme and has indicated its willingness to underpin its development with a long term off-take agreement and accelerated construction options. Expressions of interest and requests for proposals on are expected in the first half of 2012.

Allied is also in discussions with the Solomon Island Government on sharing infrastructure or using heavy fuel oil (HFO) as a replacement for diesel power generation as an interim step before the hydro power scheme commences.

Allied is investigating replacing diesel generating capacity at Gold Ridge with HFO options similar to the programme being undertaken at Simberi, PNG.

Outlook for Gold Ridge

Ramp up is continuing at Gold Ridge with between 23,000 and 25,000 ounces expected in the March quarter. Full year production is anticipated to be in the range of 100,000 to 105,000 ounces with approximately 40% of production occurring in the first half of the year and 60% in the second half of the year.

This production profile reflects the ongoing reassessment of the mine plan and the expectation that the Company will gain full access to the Kupers pit in the latter part of the first quarter, providing access to higher grade ore and enabling better recovery rates as a result of better blending strategies.

EXPLORATION

Simberi, PNG

At Simberi, exploration comprised both metallurgical and exploration core drilling for the Simberi Sulphide BFS, due to be presented in 2012. A total of 4,313 metres were drilled in 20 core holes, while intending to provide metallurgical samples for the BFS, were also designed to increase the drill density within the Pigiput resource model area. The assay results are in-line with expectation and allow the resources classification to be reviewed when next re-estimated in the March quarter 2012.

Elsewhere, exploration drilling located mineralisation warranting further investigation. Current exploration activity also includes core drilling of at-depth IP chargeability responses between the Pigibo and Pigiput deposits and mapping and surface sampling of areas around the Sorowar deposit.

Gold Ridge, Solomon Islands

Exploration core drilling continued through the December Quarter, targeting at depth and along strike extensions of the Namachamata and Valehaichichi deposits. Six holes (1,728 metres) were drilled, including one hole abandoned at 46m and another in progress.

The programme is continuing with holes targeting possible extensions and feed structures immediately below the open pit.

Avu Avu, Solomon Islands

Towards the end of 2011 preliminary contacts were made with landowner groups in the 122 sq. km Avu Avu Prospecting Licence area on the central southern coast of Guadalcanal. This is an initial step towards negotiating a Surface Access Agreement with local landowners, a prerequisite to the granting of full exploration rights.

The Avu Avu Prospecting Licence application is based on a review of historical exploration records that report anomalous copper values in surface samples. Once access is granted, Allied plans to undertake grass roots surface exploration to confirm and subsequently delimit areas of copper anomalism.

OUTLOOK AND SUMMARY

With over 100,000 ounces of gold produced in 2011, and a forecasted 75 per cent increase in production from its two existing mining operations for 2012, Allied Gold is on track to becoming a significant mid-tier producer in the Pacific Rim. Over the next 3 years Allied is working towards doubling this production to over 360,000 ounces by 2015. During 2012 the aim is to improve our recovery rates, increase onsite efficiencies and in general reduce overall cash costs with the aim of reaching US$850/oz by the end of 2012.

CORPORATE UPDATE

Financing

On 30 December 2011, the Group entered into a 3-year US$80 million gold prepayment facility. The facility was drawn down on 3 January 2012 and was used to repay the Company's US$55 million in financing facilities provided by the International Finance Corporation and the Bank of South Pacific, with the balance of the funds providing substantial liquidity for the Group as it completes its existing capital expenditure projects.

The 3-year loan is repayable in physical gold and the number of ounces to be provided is linked to the prevailing gold price. The notional repayment obligation over the three years is 66,240oz with a reference price of US$1,500. There is no explicit interest rate stated in the facility due to the physical delivery mechanism of the loan and the monthly amortization of the outstanding balance. The minimum ounces repayable over the term of the facility (principal and interest) is 56,304oz and the maximum ounces repayable over the three year period is 76,176oz.


Gold Prepayment Facility - Ounces to be delivered
Ounces to be provided over life of facility
80,000
75,000
70,000
65,000
60,000
55,000
50,000
45,000
40,000
1,000
1,050
1,100
1,150
1,200
1,250
1,300
1,350
1,400
1,450
1,500
1,550
1,600
1,650
1,700
1,750
1,800
1,850
1,900
1,950
2,000
Average Usd gold price over life of the facility

Set out below is a summary of how Allied expects to account for and report in its financial statements, prepared in accordance with International Financial Reporting Standards, the financial effects of the recently announced Gold Prepayment facility.

1. The transaction will be accounted for as a loan with the effective interest rate being approximately 12% based on the facility terms and market conditions at the time funds were drawn under the facility. Based on this data a baseline loan amortisation schedule is calculated.

2. As gold is provided to Red Kite in satisfaction of Allied's obligations under the facility, gold revenue will be booked at the spot price with the other side of the entry being applied as follows:
   a. Reduction of the liability principal in accordance with the amortisation schedule .
   b. The balance being charged to financing costs (representing the effective interest rate as per 1 above plus the realised change in gold price between time of loan drawdown and the spot price at the time the ounces are provided to the financier).

3. At each reporting date the liability will be revalued based on current gold prices and the number of ounces required to be delivered at those gold prices. As the facility is not considered a hedge under International Financial Reporting Standards, the resulting adjustment will be booked as an unrealised (non cash) adjustment to financing costs in the Statement of Comprehensive Income.

4. For the purposes of the Statement of Cash Flows, the only cash impact of the facility is the initial drawdown of the US$80 million which will be shown as proceeds from financing and the repayment of the International Finance Corporation and Bank of South Pacific facilities that will be shown as loan repayments. As the repayment obligations under the facility will be settled through the physical delivery of gold, the revenue recorded in respect of the ounces provided, the financing costs and the principal amortisation are all considered non cash items and will not appear in the Statement of Cash Flows.

Change in Key Management Personnel

Mr Johan Oelofse, formerly the Chief Operations Officer of Great Basin Gold, was appointed Allied Gold Group GM Operations during the December quarter to oversee the Company's mining operations. Johan is a qualified mining engineer with over 30 years of experience in global mining projects.

Inclusion of Company shares in market indices

As of September 2011, Allied Gold's shares were included in the S&P/ASX 300 Index. In addition the Company's shares were included in the FTSE250 Index effective from October 2011 and the MCSI UK Global Small Capped Index effective from December 2011.

Non-IFRS measures

The Company has identified certain measures in this report that are not measures defined under EU-IFRS. Non EU-IFRS financial measures disclosed by management are provided as additional information to investors in order to provide them with an alternative method for assessing the Company's financial condition and operating results. These measures are not in accordance with, or a substitute for, IFRS, and may be different from or inconsistent with non-IFRS financial measures used by other companies. These measures are explained further below.

Cash costs per ounce produced is a non-IFRS financial measure. Cash costs include all costs absorbed into inventory, as well as royalties, co-product credits, and production taxes, and exclude capitalised production stripping costs, inventory purchase accounting adjustments, unrealised gains/losses from non-hedge currency and commodity contracts, depreciation and amortisation and social development costs. Cash cost is calculated net of by-product revenue. The change in the cash cost measurement to include by-product revenue follows the decision by management to present the sale of silver as by-product revenue and part of total revenue. Cash costs per ounce produced are calculated by dividing the aggregate of these costs by gold ounces produced.

EBITDA is a non-IFRS financial measure. The Company calculates EBITDA as net profit or loss for the period excluding:

– Income tax expense;
– Finance expense;
– Finance income; and
– Depreciation and amortisation.

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently.

Depreciation and amortisation per ounce produced is a non-IFRS financial measure. Amortisation and other costs include amortisation and depreciation expenses and the inventory purchase accounting adjustments at the Company's producing mines. Amortisation and other costs per ounce produced are calculated by dividing the aggregate of these costs by ounces of gold produced.